Business License

(Duplicate)

Unified Social Credit Identifier: 91110105MA017QMT4K

Enterprise Name: Ying Da Xin Cheng Insurance Brokers (Beijing) Co., Ltd.

Type of Enterprise: Limited Liability Company (Sole Investment by Legal Person)

Address: Unit 09, Room 1-1501, 1# Building, No. 1 East Third Ring Middle Road, Chaoyang District, Beijing

Legal Representative: Jinchi Xu

Registered Capital: RMB 50,000,000 yuan

Date of Establishment: September 19, 2017

Validity Term: From September 19, 2017 to September 18, 2047

Scope of operation: Insurance brokerage business (Enterprises shall choose the operation activities according to relative laws. Business requiring government approval can only be carried out when such approval from relevant department is obtained, and shall not be engaged in the activities which are prohibited and restricted by relative industrial policy.)

Register Institution: Chaoyang Branch of Beijing Administration for Industry and Commerce (seal)

March 19, 2018